Writer's Direct Dial: +44 (0) 207 614 2380 E-Mail: pboury@cgsh.com

15 February 2008

VIA EDGAR

Mr. Donald Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Abbey National plc (“Abbey National”) Form 20-F for the fiscal year ended 31 December 2006 File No. 001-14928

Dear Mr. Walker:

By letter dated 14 September 2007, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Abbey National’s annual report on Form 20-F for the fiscal year ended 31 December 2006, as filed with the SEC on 15 March 2007 (“2006 Form 20-F”). In response to your comments and on behalf of Abbey National, we have provided responses to those comments and supplementary information as indicated below, including certain proposed revised disclosures for inclusion in future Form 20-F filings. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Please note that Abbey National complies with IFRS as issued by the IASB and makes an explicit and unreserved statement to this effect in the “Accounting policies” section on page 73 of the 2006 Form 20-F. Abbey National advises the Staff that it intends to comply with SEC rule, Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP and will include its financial statements in future filings without reconciliation to US GAAP beginning with its annual report on Form 20-F for the fiscal year ended 31 December 2007 together with Abbey National’s independent auditor’s audit opinion also including an explicit and unreserved statement that Abbey National complies with IFRS as issued by the IASB.

Mr. Donald Walker, p.2

Consolidated Financial Statements

Note 1. Introduction, basis of presentation of the consolidated financial statements and other information

b) Basis of presentation of the consolidated financial statements, page F-7

1.

In your consolidated income statement, we note that you present a measure of net operating income that does not include provisions and impairment losses. Paragraph BC13 of IAS 1 expressly states that it would be inappropriate if items of an operating nature were excluded from net operating income. Therefore, please revise this section in future filings to explicitly disclose that this presentation differs from IFRS in this respect, and provide the disclosures required by paragraph 18 of IAS 1.

Response:

Abbey National notes the Staff’s comment and respectfully advises the Staff that it does not present a measure of net operating income that does not include provisions and impairment losses. Abbey National’s results of operating activities are represented by the line item “Profit on continuing operations before tax”. The line items “Impairment losses on loans and advances”, “Amounts written off fixed asset investments” and “Provisions for other liabilities and charges” represent operating provisions and charges and are included in determining that line item. In order to clarify explicitly that these items are operating in nature, Abbey National proposes to revise future filings to include an additional subtotal line item “Total operating provisions and charges” and to rename the line item “Total operating expenses” as “Total operating expenses excluding provisions and charges”(indicated by shaded text) as follows:

Consolidated Income Statement

For the years ended 31 December 2006, 2005 and 2004

	Notes	2006 £m	2005 £m	2004 £m
Interest and similar income	2	5,644	5,419	5,580
Interest expense and similar charges	2	(4,416)	(4,247)	(4,174)
Net interest income		1,228	1,172	1,406
Fee and commission income	3	789	751	640
Fee and commission expense	3	(90)	(107)	(114)
Net fee and commission income		699	644	526
Dividend income		1	1	1
Net trading income	4	408	471	267
Other operating income, net	5	134	67	330
Total operating income		2,470	2,355	2,530
Administration expenses	6	(1,420)	(1,577)	(2,013)
Depreciation and amortisation	7	(215)	(195)	(355)
Total operating expenses excluding provisions and charges		(1,635)	(1,772)	(2,368)
Impairment losses on loans and advances	9	(344)	(218)	(25)
Amounts written off fixed asset investments		-	-	80
Provisions for other liabilities and charges		(63)	(3)	(201)
Total operating provisions and charges		(407)	(221)	(146)
Profit on continuing operations before tax		428	362	16
Tax on profit on continuing operations	10	(115)	(108)	12
Profit for the year from continuing operations		313	254	28
(Loss)/ profit for the year from discontinued operations	12	(245)	166	(82)
Profit/ (loss) for the year		68	420	(54)
Attributable to:
Equity holders of the parent		68	420	(54)

Mr. Donald Walker, p.3

Abbey National complies with IFRS as issued by the IASB and makes an explicit and unreserved statement to this effect in the “Accounting policies” section on page 73. The disclosure requirements of paragraph 18 of IAS 1 are therefore not applicable.

Accounting Policies

(b) Valuation of financial instruments, page 84

2.

It appears from your disclosure that you have more than one major class of financial assets and financial liabilities at fair value through profit and loss. Given the significance of financial assets and financial liabilities for which you utilize valuation models to determine fair value, please revise future filings to disclose the information required by paragraph 27 of IFRS 7 for each class of financial assets and financial liabilities within the groups already disclosed. Where practicable, please disclose the assumptions, or range of assumptions used to determine these fair values for each class. Alternatively, tell us how you considered paragraph 6 of IFRS 7 in determining that your financial assets and financial liabilities possessed similar characteristics for the purposes of disclosure.

Response:

Abbey National proposes to enhance its disclosures in future filings with respect to the valuation of financial instruments in its critical accounting policies on page 84 of the 2006 Form 20-F to disclose the information required by paragraph 27 of IFRS 7 for each class of financial assets and financial liabilities within the groups already disclosed, as follows.

(b) Valuation of financial instruments

Financial instruments that are classified at fair value through profit or loss (including those held for trading purposes) or available for sale, and all derivatives, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Initial measurement

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. Any difference between the transaction price and the value based on a valuation technique is not recognised in profit or loss on initial recognition. Subsequent gains or losses are only recognised to the extent that they arise from a change in a factor that market participants would consider in setting a price.

Subsequent measurement

Financial instruments valued using observable market prices

If a quoted market price is available for an instrument, the fair value is calculated based on the market price.

Financial instruments valued using a valuation technique

In the absence of a quoted market price a valuation technique is used. Wherever possible, valuation parameters for each product are based on prices directly observable in active markets or that can be derived from directly observable market prices. Observable inputs include interest rates, credit risk, foreign currency exchange prices, commodity prices, equity prices, volatility, prepayment and the contract terms of the instrument. Pricing models use a mathematical methodology based on accepted

Mr. Donald Walker, p.4

financial theories and fair value is modelled using one or a combination of pricing models that are widely accepted in the financial services industry, taking into account the product type and its components.

The table below summarises the Group’s trading portfolios and other assets and liabilities held at fair value by valuation methodology at 31 December 2007:

Internal models based on
Balance sheet category		Quoted prices in active markets £m	market prices £m	data other than market prices £m	Total £m	Valuation technique

Assets
Trading assets	Loans and advances to banks	xx	xx	xx	xx	A
	Loans and advances to customers	xx	xx	xx	xx	A
	Debt securities	xx	xx	xx	xx	A
	Equity securities	xx	xx	xx	xx	B

Derivative assets	Exchange rate contracts	xx	xx	xx	xx	C
	Interest rate contracts	xx	xx	xx	xx	A
	Equity and credit contracts	xx	xx	xx	xx	B & D

Financial assets designated at fair value	Loans and advances to customers	xx	xx	xx	xx	A
	Debt securities	xx	xx	xx	xx	A
	Interest in property reversions	xx	xx	xx	xx	A
Available for sale financial assets	Debt securities	xx	xx	xx	xx	A
	Equity securities	xx	xx	xx	xx	B

Liabilities
Trading liabilities	Deposits by banks	xx	xx	xx	xx	A
	Deposits by customers	xx	xx	xx	xx	A
	Short positions in securities	xx	xx	xx	xx	A
	Debt securities in issue					A

Derivative liabilities	Exchange rate contracts	xx	xx	xx	xx	C
	Interest rate contracts	xx	xx	xx	xx	A
	Equity and credit contracts	xx	xx	xx	xx	B & D

Financial liabilities at fair value	Debt securities in issue	xx	xx	xx	xx	A

Valuation techniques

A. Fixed income securities and interest rate derivatives

Where the financial instrument is primarily sensitive to changes in interest rates, such as loans and advances to banks, loans and advances to customers, debt securities held, interest rate and foreign currency derivatives, deposits by banks, deposits by customers, short positions in securities and debt securities in issue, valuation is made using discounted cashflow techniques which reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cashflows and maturities of the instruments.

Where there are non-interest related features in these instruments, additional market inputs are used to take into account bid-offer spread, foreign currency rates, credit risk, basis risk, volatility, liquidity of the market, prepayment and any other embedded optionality features such as caps or floors. In these cases the inputs used are derived from observable market prices, such as prices for instruments with similar features or in comparable markets.

When it is not possible to derive an observable market valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques, although this is not a significant element of the valuation of the instruments as a whole, with the exception of [to be included in the 2007 Form 20-F].

Mr. Donald Walker, p.5

B. Equity instruments

Where the financial instrument is primarily sensitive to changes in equity market prices such as equity securities and equity derivative contracts, valuation is made using equity option pricing models that are widely accepted in the financial services industry.

Where there are other features in these instruments, additional market inputs are used to take into account bid-offer spread, foreign currency rates, credit risk, volatility, correlation between indices and liquidity of the market.

When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

C. Exchange rate derivatives

Where the financial instrument is primarily sensitive to changes in foreign currency, such as exchange rate derivatives, valuation is made using derivative pricing models that are widely accepted in the financial services industry.

Where there are other features in these instruments, additional market inputs are used to take into account bid-offer spread, credit risk, implied volatility, correlation between indices and liquidity of the market.

When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques.

D. Credit derivatives

Where the financial instrument is primarily sensitive to changes in credit spreads such as credit derivatives, valuation is made using a credit derivative pricing model which is widely accepted in the financial services industry.

Where there are other features in these instruments, additional market inputs are used to take into account bid-offer spread, correlation, embedded optionality and credit risk.

When it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. For example, estimates of correlation for a basket of underlying credit names can be derived from observing similar correlations derived from traded credit indices.

The Group considers that the accounting estimate related to the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its balance sheet as well as its net profit/(loss) could be material.

Changes in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available are accounted for in the line item “Net trading income” and “Other operating income” in the income statement and the “Trading assets”, “Financial assets designated at fair value”, “Trading liabilities”, “Financial liabilities designated at fair value”,

Mr. Donald Walker, p.6

“Derivative financial instruments” and “Debt securities in issue” line items in the Group’s balance sheet.

Abbey trades in a wide variety of financial instruments in the major financial markets and therefore considers a range of interest rates, volatility, exchange rates, counterparty credit ratings, valuation adjustments and other similar inputs, all of which vary across maturity bands. These are chosen to best reflect the particular characteristics of each transaction. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of financial assets and financial liabilities including derivatives where quoted market prices are not available would have resulted that could have had a material impact on the Group’s reported profit on continuing operations before tax in 2007. Due to the individual nature of these contracts, the Group does not believe generally it is appropriate to apply a global adjustment to management’s estimates, as it would not give a meaningful sensitivity with respect to financial instrument fair values based on data other than market prices. Sensitivities have been given with respect to key management estimates where they can be separately identified. Further information about sensitivities (including value-at-risk) to market risk arising from financial instrument trading activities can be found in the Risk Management Report on page 50.

Internal models based on information other than market data

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the valuation technique used for each type of instrument:

Instrument	Valuation technique	Balance sheet value at 31 December 2007	Amount recognised in income statement in 2007
		£m	£m
[Name of specific security]	Initially valued at transaction price. Subsequently valued using a valuation model with [to be included in the 2007 Form 20-F] as inputs to derive valuations, adjusted for parameter uncertainty.	xx	xx
[Name of specific security]	Initially valued at transaction price. Subsequently valued using a valuation model with [to be included in the 2007 Form 20-F] as inputs to derive valuations, adjusted for parameter uncertainty.	xx	xx

Sensitivity analysis – example [to be presented for each significant assumption]

If management’s assumptions about [to be included in the 2007 Form 20-F] changed by xx% across all tenors then this would have an impact on profit or loss before tax of £xxm.

18. Loans and Advances to Customers, page 100

3.	Please revise future filings to disclose the information required by paragraph 16 of IFRS 7 for each period presented.

Response:

Abbey National respectfully advises the Staff that the disclosures required by paragraph 16 of IFRS 7 can be found in the table at the foot of page 100 of the 2006 Form 20-F.

Mr. Donald Walker, p.7

4.

Please revise future filings to separately present recoveries of loan losses from your loss provisions. If your loan loss provisions are not included in the loan loss allowances, please disclose how you account for them and where they are recorded in the income statement.

Response:

Abbey National respectfully advises the Staff that recoveries of loan losses are disclosed on page 43 of the Risk Management section, which forms part of the financial statements as stated in the Accounting Policies on page 73 of the 2006 Form 20-F.

Recoveries of loan losses are not included in the loan loss allowance, but are taken to income and offset against charges for loan losses. Loan loss recoveries are classified in the income statement as “Impairment losses/(recoveries) on loans and advances”, as separately disclosed in Note 9 on page 93 of the 2006 Form 20-F.

41. Retirement Benefit Obligations, page 119

5.

Please revise future filings to confirm, if true, that your discount rate is determined based on market yields at the balance sheet date for high quality corporate bonds. Additionally, please disclose what types of securities you consider to be high quality for the purposes of determining your discount rate assumption. Refer to paragraph 78 of IAS 19.

Response:

Abbey National notes the Staff’s comment and respectfully confirms that the rate applied to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds, as required by paragraph 78 of IAS 19.

Abbey National uses as a discount rate the annual yield of the Sterling 15+ year AA Corporate Bond iBoxx Index. The currency of this rate is consistent with the currency of the Group’s post-employment benefit obligations, and the estimated term of this rate is considered the best fit available to the term of the obligations. This index is composed of investment grade Sterling denominated corporate bonds issued by private and public corporations. In the United Kingdom, this index is a generally accepted standard measure of the long-term yield on high quality Sterling denominated corporate bonds. The bonds’ rating is calculated by the index provider, International Index Company, as the average of the ratings for a bond, as published by the rating agencies Standard & Poor’s, Moody’s and Fitch. The securities included within the index used by Abbey National have an average rating of AA, and Abbey National therefore considers these securities high quality corporate bonds.

Abbey National proposes to enhance its disclosures in Note 41 in future filings, as follows:

The rate used to discount the retirement benefit obligation is determined based on the annual yield as at 31 December of the Sterling 15+ year AA Corporate Bond iBoxx Index, representing the market yield of high quality corporate bonds on that date.

Mr. Donald Walker, p.8

53. Differences between IFRS and US GAAP, page 137

6.

We note that you present provisions outside of operating income on your income statement prepared in accordance with IFRS, which is a classification that differs from the presentation required by US GAAP and Article 9 of Regulation S-X. Please revise future filings to discuss this difference in this disclosure. Alternatively, consider presenting your financial information prepared under IFRS in the format prescribed by Article 9 of Regulation S-X.

Response:

As set out in Abbey National’s response to comment 1, Abbey National believes its presentation of the consolidated income statement is in accordance with IAS 1. In order to meet the presentation requirements of Article 9 of Regulation S-X, Abbey included in Note 56h on page 152 the changes in presentation that are required by Article 9. We believe that the description provides the reader with enough information to recompute the presentation required by Article 9.

As noted above, Abbey National complies with IFRS as issued by the IASB and makes an explicit and unreserved statement to this effect in the “Accounting policies” section on page 73 of the 2006 Form 20-F. Abbey National advises the Staff that it intends to comply with SEC rule, Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP and will include its financial statements in future filings without reconciliation to US GAAP beginning with its annual report on Form 20-F for the fiscal year ended 31 December 2007 or the referred disclosures in Note 56, together with Abbey National independent auditor’s audit opinion also including an explicit and unreserved statement that Abbey National complies with IFRS as issued by the IASB.

US GAAP Reconciliation, page 146

7.

We note in your disclosure on page 149 that you utilize hedge accounting under IFRS, but do not utilize hedge accounting for US GAAP purposes. However, there is no corresponding reconciling item in your US GAAP income reconciliation for 2006 or 2005. Please revise future filings to clarify if the adjustment of the hedged items in your US GAAP reconciliation is included as a component of your various adjustments related to IAS 39. For example, you have claimed hedge accounting for certain of your debt securities under IFRS but not US GAAP but have only included a reconciling item for your debt securities in issue. If the adjustment to no hedge accounting is not included in the related asset or liability adjustment for IAS 39 accounting, please tell us where you record these adjustments in your reconciliation.

Response:

Abbey National claims hedge accounting for certain of its debt securities in issue and mortgages under IFRS. As described on page 139, Abbey National does not apply hedge accounting under US GAAP and the adjustments to reverse the hedge accounting on both the debt securities in issue and the mortgages were included in the “Debt securities in issue” adjustment in its US GAAP reconciliation. Abbey National believes such presentation is appropriate as it allows a US reader to reconstruct the balance sheet line “Debt securities in issue” under US GAAP.

During the preparation of the 2006 consolidated financial statements, Abbey National concluded that disclosure of these items on an aggregated basis in the US GAAP income

Mr. Donald Walker, p.9

statement reconciliation was appropriate given that both adjustments were identical in nature and affected the same income statement line item “Other operating income”, however Abbey National believed that a description consistent with the equity reconciliation was more meaningful and it used “Debt securities in issue” in the reconciliation for shareholders equity and net income.

An analysis of the shareholders’ equity reconciling item is as follows:

	2006	2005
	£m	£m
Debt securities in issue	266	747
Mortgages	151	(13)
Total	417	734

Abbey National concluded that disclosure of these items on an aggregated basis in the US GAAP shareholders equity reconciliation was also appropriate given that the effect of separating the mortgage adjustment would have altered the balance sheet line items for mortgages and debt securities in issue by only 0.2% and 0.5% respectively (2005: 0.01% and 0.06%), which was judged to be quantitatively and qualitatively immaterial.

As noted above, Abbey National complies with IFRS as issued by the IASB and makes an explicit and unreserved statement to this effect in the “Accounting policies” section on page 73 of the 2006 Form 20F. Abbey National advises the Staff that it intends to comply with SEC rule, Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP and will include its financial statements in future filings without reconciliation to US GAAP beginning with its annual report on Form 20-F for the fiscal year ended 31 December 2007, together with Abbey National independent auditor’s audit opinion also including an explicit and unreserved statement that Abbey National complies with IFRS as issued by the IASB.

Selected Financial Data, page 162

8.	Please revise future filings to provide the non-GAAP disclosures required by Item 10(g) of Regulation S-X for your measure “PFS trading cost income ratio”.

Response:

Abbey National notes the Staff’s comment and proposes the following revisions (indicated by underlined text) to the table and footnotes presented on page 62 of the 2006 Form 20-F to meet the requirements of Item 10(e):

Selected statistical information (extract)

	2006%	2005%	2004%
Abbey trading cost income ratio (5)	55.5	59.6	74.0
PFS trading cost income ratio (6)	55.5	61.3	73.0

5. The Abbey trading cost income ratio is defined as trading expenses from continuing operations divided by trading income from continuing operations. Abbey’s Board reviews discrete financial information for each of its segments that includes measures of operating results and assets, which are measured on a “trading” basis. The trading basis differs from the statutory basis as a result of the application of various adjustments. For further information see Note 1(c) to the Consolidated Financial Statements.

6. The PFS trading cost income ratio is defined as trading expenses divided by trading income of the Personal Financial Services businesses. The Personal Financial Services businesses represent the continuing operations of the Group, except for the businesses, assets and portfolios that were inconsistent with Abbey’s future strategy to focus on Personal Financial Services and were sold during 2004 and 2005. The excluded businesses were known as the Portfolio Business Unit (‘PBU’). As the PBU businesses are inconsistent with Abbey’s future strategy, management believes that presentation of this financial measure provides useful information to investors regarding the Group’s financial condition and results of operations. For further information on the PBU, see “Business Review – Portfolio Business Unit” on page 20. As there were no longer any businesses, assets or portfolios remaining in the PBU by the end of 2005, there is no difference between the PFS cost income ratio and the

Mr. Donald Walker, p.10

Abbey cost income ratio from 2006 onwards. A reconciliation between the Abbey trading cost income ratio and the PFS trading cost income ratio is as follows:

	2006	2005	2004
PFS trading costs	1,361	1,431	1,627
PBU trading cost	-	2	56
Abbey trading cost	1,361	1,433	1,683
PFS trading income	2,452	2,334	2,229
PBU trading income	-	70	46
Abbey trading income	2,452	2,404	2,275
Abbey trading cost income ratio	55.5	59.6	74.0
PFS trading cost income ratio	55.5	61.3	73.0

* * * *

In addition, as requested, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Pierre-Marie Boury at +44-20-7614-2380 or David Green at +44-20-7756-4264.

Very truly yours,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

Cc:

Mr Nathan Bostock, Abbey National plc

Mr David Green, Abbey National plc

Mr Julian Curtis, Abbey National plc

Mr Zahir Bokhari, Deloitte & Touche LLP